UBS Eucalyptus Fund, LLC

Security: Vertex Pharmaceuticals, Inc.
Date of Purchase: 9/14/06
Price: $33.00/share
Shares Purchased: 77,000
Purchased From: Merrill Lynch


Security: Advanced Magnetics, Inc.
Date of Purchase: 12/8/06
Price: $62.00/share
Shares Purchased: 35,000
Purchased From: Morgan Stanley